UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)(1)

Network Engines, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

64121A-10-7
(CUSIP Number)

Jay A. Wolf
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,072,871
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		3,072,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,072,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,072,871
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		3,072,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,072,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,556,936
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		2,556,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,556,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.81%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,556,936
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		2,556,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,556,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.81%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,072,871
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		3,072,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,072,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 45677V108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ (joint filers)
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		424,900
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,072,871
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER

		3,072,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,497,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.95%
14	TYPE OF REPORTING PERSON

IN

Introductory Statement

This constitutes Amendment No. 1 ("Amendment") to the Statement on Schedule 13D, filed on November 20, 2007 (collectively the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.

Item 3 is hereby amended in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration.

As of the date of filing the initial Statement on Schedule 13D, Trinad Capital Master Fund, Ltd. (the “Master Fund”) used $5,560,370 (including commissions) of its working capital to acquire 2,774,971 shares of Common Stock, representing 6.37% of the Issuer and Mr. Wolf used $107,957 of his personal funds (including commissions) to acquire 55,000 shares of Common Stock, representing 0.13% of the Issuer.

Since the date of filing the initial Statement on Schedule 13D, the Master Fund used $338,531 (including commissions) of its working capital to purchase an aggregate of 297,900 shares of Common Stock of the Issuer, and Mr. Wolf used $501,952 (including commissions) of his personal funds to acquire 369,900 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

This Amendment is being filed to report the acquisition of additional Common Stock.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,072,871 shares of the Common Stock, representing approximately 6.98% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC; and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 3,072,871 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 6.98% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83.21% of the shares of Trinad Capital Master Fund, Ltd. as of June 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 83.21% of the 3,072,871 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 2,556,936 shares or 5.81% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC is also deemed a beneficial owner of 3,072,871 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. In addition, he individually holds 414,900 shares of Common Stock and his individual retirement account holds 10,000 shares of Common Stock. Collectively with the Master Fund, Mr. Wolf owns 3,497,771 shares representing approximately 7.95% of the Common Stock of the Issuer. Mr. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 44,008,643 shares of the Issuer's common stock, $0.01 par value, reported by the Issuer to be issued and outstanding as of May 6, 2008 in the Issuer’s latest 10-Q for the period ended June 30, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

(b)

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of the 3,072,871 shares of Common Stock.

Mr. Wolf has sole voting and dispositive power over 414,900 shares of Common Stock he holds individually and 10,000 shares of Common Stock held in his individual retirement account.

(c)

Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.

Date of Acquisition	Number of Shares Acquired	Price per Share (including fees and commissions)
05/30/2008	10,000	$1.2614
05/30/2008	61,000	$1.2265
06/26/2008	10,000	$1.1786
06/30/2008	5,000	$1.2000
07/02/2008	15,000	$1.1507
07/08/2008	10,000	$1.0515
07/08/2008	10,000	$1.0632
07/11/2008	13,100	$1.0107
07/14/2008	61,800	$0.9948
07/15/2008	67,000	$0.9688

Set forth below are the acquisitions made by Mr. Wolf in the last 60 days. All shares were purchased on the open market through a broker.

Date of Acquisition	Number of Shares Acquired	Price per Share (including fees and commissions)
05/21/2008	50,000	$1.1378
07/09/2008	138,820	$0.9569
07/10/2008	11,180	$0.9900

No other Reporting Persons have acquired Common Stock in the last 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A  Joint Filing Agreement, dated as of July 16, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: July 16, 2008		Date: July 16, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: July 16, 2008		Date: July 16, 2008

	By: /s/ Robert S. Ellin		By: /s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: July 16, 2008		Date: July 16, 2008

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: July 16, 2008		Date: July 16, 2008

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: July 16, 2008		Date: July 16, 2008

	By: /s/ Robert S. Ellin		By: /s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: July 16, 2008		Date: July 16, 2008